PUGET ENERGY, INC.

Filing Type:	U-3A-2
Description:	Statement by Holding Company
Filing Date:	Feb 28, 2003
Period End:	Dec 31, 2002

Primary Exchange:	New York Stock Exchange
Ticker:	PSD

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

PUGET ENERGY, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.     Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

PUGET ENERGY, INC. (claimant) is a Washington corporation and has its principal executive office at 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Claimant is a holding company, which acquires and holds securities of other corporations. Claimant has the following subsidiaries:

SUBSIDIARIES OF PUGET ENERGY, INC.

A.     INFRASTRUX GROUP, INC.

A Washington corporation, formed to acquire and operate providers of specialized contracting services, offering end-to-end network infrastructure solutions to the electric power, telecommunications, natural gas and cable television industries, including the design, installation, repair and maintenance of network infrastructure such as electrical transmission lines, natural gas pipelines, fiber optic cable and other utility distribution systems. Puget Energy owns approximately 91.2% of the shares of InfrastruX outstanding at December 31, 2002.  Address: 10900 NE Fourth Street, Suite 1900, Bellevue, Washington 98004. Infrastrux has the following subsidiaries:

        SUBSIDIARIES OF INFRASTRUX GROUP, INC.

1.

GI Acquisition, Inc., a Delaware corporation, was formed to hold assets acquired from General Industries of Naples, Inc. The subsidiary is currently inactive. Address: 10900 NE Fourth Street, Suite 1900, Bellevue, Washington 98004.

2.

Utilx Corporation, a Delaware corporation, provides specialty services to electric, telecommunications, natural gas, water, sewer, and other utilities in the United States and in certain foreign countries, and drilling equipment to contractors and other users outside of the United States. The company’s primary business is the installation, replacement and restoration of underground infrastructure for power and telecommunication companies. Address: 22820 Russell Road, Kent, Washington 98032. Utilx has the following subsidiary:

a)	Utilx Ltd., an international subsidiary of Utilx Corporation, sells drilling equipment and parts in Europe. Address: Unit 3, Trafalgar Business Park, Corby, Northamptonshire, NN17 52A, United Kingdom.

3.

Lineal Holdings, Inc., a Delaware corporation, acquires utility infrastructure repair and construction companies. Address: 10900 NE Fourth Street, Suite 1900, Bellevue, Washington 98004. Lineal Holdings, Inc. has the following subsidiaries:

a)	Lineal Industries, Inc., a Pennsylvania corporation, provides design, installation, repair and maintenance of natural gas pipelines. Address: 3651 Steubenville Pike, McKees Rock, Pennsylvania 15136.
b)

InterCon Construction, Inc., a Wisconsin corporation, provides infrastructure services including natural gas pipeline, electric and telecommunications construction as well as large-diameter, long-length directional drilling. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719-5129. InterCon Construction, Inc. has the following subsidiaries:

1)	InterCon Construction Trucking, Inc., a Wisconsin corporation, is a wholly-owned trucking company. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719-5129.
2)

InterPower Line Services Corporation, a Delaware corporation, provides emergency repair, installation and maintenance services for overhead and underground electrical distribution systems. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719-5129.

c)

Trafford Corporation, a Pennsylvania corporation, provides pipeline construction services to the natural gas industry, including proprietary turnkey pipeline installation, directional drilling, vacuum excavation, replacement and rehabilitation. Address: 550 Fifth Street Extension, Trafford, Pennsylvania 15085.

d)

Skibeck Pipeline Company, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the eastern United States. Address: Rt. 394 Randolph-Jamestown Road, Randolph, New York, 14772.

e)

Skibeck PLC, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the eastern United States. Address: Rt. 394 Randolph-Jamestown Road, Randolph, New York, 14772.

4.

Texas Electric Utility Construction Management, L.L.C., a Texas limited liability company, was formed to hold 1% interest in Texas Electric Utility Construction, Ltd.  Address: 4613 HWY 1417 N, Sherman, Texas 75092.

5.

Texas Electric Utility Construction, Ltd., a Texas limited partnership, provides distribution oriented overhead electric construction services to electric utilities and cooperatives, and with its commercial electrician capabilities has provided underground electrical services. Address: 4613 HWY 1417 N, Sherman, Texas 75092. Texas Electric Utility Construction, Ltd. has the following subsidiary:

a)

Flowers Holding, Inc., a Texas corporation, was formed to hold an interest in Flowers Management Co., Inc. and Flowers Limited Partner, Inc. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645.

1)

Flowers Limited Partner, Inc., a Nevada corporation, was formed to hold interest in Flowers Construction Co., L.P. Address 6100 Neil Road, Suite 500, Reno, Nevada 89520. Flowers Limited Partner, Inc. is a 99% limited partner of the following entity:

•

Flowers Construction Co., L.P., a Texas limited partnership, specializes in underground and overhead powerline construction, maintenance and repair. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645.

2)

Flowers Management Co., Inc., a Texas corporation, was formed to hold interest in Flowers Construction Co., L.P.  Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645. Flowers Management Co., Inc. is a 1% general partner of Flowers Construction Co., L.P.

6.

Chapman Holding Co., Inc., a Nevada corporation, was formed to hold interest in Chapman Construction Co., L.P.  Address: 3320 West Sahara Avenue, Suite 380, Las Vegas, Nevada 89102. Chapman Holding Co., Inc. is a 99% limited partner of the following entity:

a)

Chapman Construction Co., L.P., a Texas limited partnership, is a provider of high-voltage transmission line construction, electric substation construction and wireless transceiver station and fiber-optic system construction. Address: 10011 West University Drive, McKinney, Texas 75070. Chapman Construction Co., L.P. owns a 40% interest in the following entity:

1)	Brenda Perkins & Associates, L.L.P., a Texas limited liability partnership, which provides maintenance and repair services to Texas Utilities. Address: 5408 Summit Ridge Trail, Arlington, Texas 76017.

7.

Chapman Construction Management Co., Inc., a Texas corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 10011 West University Drive, McKinney, Texas 75070. Chapman Construction Management Co., Inc. is a 1% general partner of Chapman Construction Co., L.P.

8.

Gill Electric Service, Inc., a Texas corporation, is engaged in municipal and electric utility construction, electrification of oil field units and other commercial electrical installation. Address: 612 East Omega, Henrietta, Texas 76365.

B.     PUGET SOUND ENERGY, INC.

A wholly-owned public utility incorporated in the State of Washington furnishing electric and gas service in a territory covering 6,000 square miles, principally in the Puget Sound region of Washington state. PSE’s utility business includes the generation, purchase, transmission, distribution and sale of electric energy plus the purchase, transportation, distribution and sale of natural gas. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Puget Sound Energy has the following subsidiaries:

         SUBSIDIARIES OF PUGET SOUND ENERGY, INC.:

1.	Puget Western, Inc., a Washington corporation, is primarily involved in real estate development. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011-8200.

2.

Hydro Energy Development Corp., a Washington corporation, is the parent of a small hydroelectric generation plant in the Pacific Northwest. The plant is an EWG described in section 4 of this statement. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011-8200.

3.	PSE Utility Solutions, Inc., a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

4.

GP Acquisition Corp., a Washington corporation, is a 1% General Partner in Encogen Northwest, L.P. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Encogen Northwest L.P. owns and operates a 170,000 KW gas-fired cogeneration electric generation project near Bellingham, Washington.

5.	LP Acquisition Corp., a Washington corporation, is a 99% Limited Partner in Encogen Northwest, L.P. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

6.	Puget Sound Energy Services, Inc., a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

7.	Washington Energy Gas Marketing Company, a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

8.	WNG Cap I, Inc., a Washington corporation, markets surplus pipeline capacity on behalf of Puget Sound Energy, Inc. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

9.

Rainier Receivables, Inc., a Washington corporation, formed for the purpose of purchasing customers’ accounts receivables, both billed and unbilled, of Puget Sound Energy, Inc. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

2.

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Washington and all transmission lines which deliver or receive electric energy at the borders of such State:

Claimant does not own any such utility properties. The properties of Puget Sound Energy, claimant’s only public utility subsidiary, used for the generation, transmission and distribution of energy for sale are located within Washington, Oregon and Montana and consist of the following:

A.	ELECTRIC GENERATION PLANTS:
•

Colstrip – Puget Sound Energy and other utilities are joint owners of four mine-mouth, coal-fired, steam-electric generating units at Colstrip, Montana, approximately 100 miles east of Billings, Montana. The Company owns a 50% interest (330,000 KW) in Units 1 and 2 and a 25% interest (370,000 KW) in Units 3 and 4.

•	Encogen – a 170,000 KW natural gas-fired cogeneration facility located near Bellingham, Washington
•	Upper Baker River hydro project — (91,000 KW) located near Concrete, Washington
•	Lower Baker River hydro project — (79,000 KW) located in Concrete, Washington
•	White River hydro plant — (70,000 KW) located near Sumner, Washington
•	Snoqualmie Falls hydro plant —(44,000 KW) located near Snoqualmie, Washington
•	Electron hydro plant — (26,000 KW) located near Orting, Washington
•	Crystal Mountain — a standby internal combustion unit (2,800 KW) located near Crystal Mountain, Washington
•	Fredrickson – two dual-fuel combustion turbine units (75,000 KW each) located near Spanaway, Washington
•	Whitehorn – two dual-fuel combustion turbine units (75,000 KW each) located near Ferndale, Washington
•	Fredonia – two dual-fuel combustion turbine units (105,000 KW each) and two dual-fuel combustion turbine units (54,000 KW each) located near Burlington, Washington
•	Skookumchuck — small hydro project (70 KW) located near Centralia, Washington. Puget Sound Energy is a 7% owner of this project.

B.	TRANSMISSION AND DISTRIBUTION SYSTEM PROPERTIES:

Puget Sound Energy’s transmission system located in Washington, Oregon and Montana includes 495 pole miles of jointly owned 500 KV lines, 315 pole miles of 230 KV lines, and 60 pole miles of 115 KV lines. The system also has 11 transmission substations.

Distribution electric facilities include 13,404 miles of overhead lines. Underground distribution and service facilities include 8,417 miles of underground wire. Underground street lighting facilities include 507 wire miles of conductor. The system also has 338 distribution substations.

Puget Sound Energy’s gas facilities include 33% ownership of the Jackson Prairie Storage Project located near Centralia, Washington.

Gas transmission lines include 7.1 miles related to the Jackson Prairie Storage Project and 1,464,028 feet of transmission mains. The distribution facilities include 56,926,552 feet of main, 58,481,462 feet of service pipe, and 476,539 regulators.

3.	The following information is for the calendar year 2002 with respect to claimant and Puget Sound Energy, claimant’s only subsidiary public utility company:

Puget Energy, Inc.: None

Puget Sound Energy, Inc.:

(a)	Number of kWh of electric energy sold (at retail or wholesale): 22,728,772,022 Number of Mcf of gas energy sold at retail: 87,315,799 Number of Mcf of gas energy sold at wholesale: 52,652,984

(b)	Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of Washington: None.

(c)	Number of kWh of electric energy sold at wholesale outside the State of Washington or at the State line: 2,968,552,000

Number of Mcf of natural gas sold at wholesale outside the State of Washington or at the State line: 31,419,756

(d)	Number of kWh of electric energy purchased at wholesale outside the State of Washington or at the State line: 2,740,753,000

Number of Mcf of natural gas purchased at wholesale outside the State of Washington or at the State line: 146,448,581

4.

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Name:	Black Creek Hydro, Inc.

Location:	This project is situated within the boundaries of the Weyerhaeuser Snoqualmie Tree Farm on Black Creek, a tributary of the North Fork of the Snoqualmie River in King County Washington, approximately 30 miles east of Seattle and 9 miles northeast of the town of North Bend.

Business Address:	19515 North Creek Parkway, Suite 310, Bothell, WA 98011

Description:	3.7 MW run-of-the-river hydroelectric plant, consisting of a single unit 2 jet horizontal Pelton turbine. The plant interconnects via a 10-mile underground 34.5 kV transmission line with Puget Sound Energy's electrical system near Snoqualmie, Washington.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Black Creek Hydro is a wholly owned subsidiary of Hydro Energy Development Corp., which is a wholly owned subsidiary of Puget Sound Energy, Inc.

(c)

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Investment in Black Creek Hydro, Inc. as of 12/31/2002 was $7,189,411 Type of Capital: Equity Capital

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Capitalization as of 12/31/2002:
Common stock, par value $1	$500
Additional paid in capital	$8,888,844
Retained earning	$(1,699,933)
Total capitalization as of 12/31/2002	$7,189,411
Earnings YE 12/31/2002	$(104,284)

(e)

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (2002), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

An organization chart is attached as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

Puget Energy, Inc.
(Name of claimant)

/s/ James W. Eldredge

By: James W. Eldredge Corporate Secretry and Chief Accounting Officer

(CORPORATE SEAL)

Attest:

/s/ Michael J. Stranik

By: Michael J. Stranik

Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James W. Eldredge
Corporate Secretary and Chief Accounting Officer
Puget Energy
411 108th Avenue, NE 15th Floor
Bellevue, WA 98004-5515

EXHIBIT A

Puget Energy, Inc.
Consolidating Statement of Income
For the twelve months ended December 31, 2002
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
Operating revenues
Electric	--	1,365,885	--	--	1,365,885
Gas	--	697,155	--	--	697,155
Other	--	9,753	319,529	--	329,282

Total operating revenues	--	2,072,793	319,529	--	2,392,322

Operating expenses
Energy costs:
Purchased electricity	--	645,371	--	--	645,371
Purchased gas	--	405,016	--	--	405,016
Electric generation fuel	--	113,538	--	--	113,538
Residential/farm exchange credit	--	(149,970)	--	--	(149,970)
Utility operations and maintenance	--	286,220	--	--	286,220
Other operations and maintenance	798	1,602	270,757	--	273,157
Depreciation & amortization	--	215,317	13,426	--	228,743
Conservation amortization	--	17,501	--	--	17,501
Unrealized (gain) loss on derivative instruments	--	(11,612)	--	--	(11,612)
Taxes other than income taxes	--	202,381	13,436	(388)	215,429
Income taxes	(279)	52,836	6,315	388	59,260

Total operating expenses	519	1,778,200	303,934	--	2,082,653

Operating income	(519)	294,593	15,595	--	309,669
Other income (net of tax)	111,438	5,215	243	(111,438)	5,458

Income before interest charges & minority interest	110,919	299,808	15,838	(111,438)	315,127
Interest charges	--	190,860	5,517	--	196,377
Minority interest	867	--	--	--	867

Net income	110,052	108,948	10,321	(111,438)	117,883
Less preferred stock dividends accrual	--	7,831	--	--	7,831

Income for common stock	$110,052	$101,117	$10,321	$(111,438)	$110,052

Common shares outstanding-weighted average	88,372				88,372
Diluted shares outstanding - weighted average	88,777				88,777

Basic and diluted earnings per common share	$1.24				$1.24

EXHIBIT A (continued)

Puget Energy, Inc.
Consolidating Balance Sheet
As of December 31, 2002
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
ASSETS:
Utility plant:
Electric	--	$4,229,352	--	--	$4,229,352
Gas	--	1,645,865	--	--	1,645,865
Common	--	378,844	--	--	378,844
Less: Accumulated depreciation and amortization	--	(2,337,832)	--	--	(2,337,832)

Net utility plant	--	3,916,229	--	--	3,916,229

Other property and investments:
Investment in BEP contract	--	51,136	--	--	51,136
Goodwill, net	--	--	125,555	--	125,555
Intangibles, net	--	--	18,652	--	18,652
Non-utility property	--	1,699	79,156	--	80,855
Other	189,860	101,922	10	(189,860)	101,932

Total other property and investments	189,860	154,757	223,373	(189,860)	378,130

Current assets:
Cash	--	161,475	15,194	--	176,669
Restricted cash	--	18,871	--	--	18,871
Accounts receivable	--	252,180	73,789	(995)	324,974
Less allowance for doubtful accounts	--	(43,478)	(1,873)	--	(45,351)
Unbilled revenues	--	112,115	--	--	112,115
Materials and supplies	--	63,563	6,839	--	70,402
Current portion of unrealized gain on derivative instruments	--	3,741	--	--	3,741
Prepayments and other	489	8,907	1,927	--	11,323

Total current assets	489	577,374	95,876	(995)	672,744

Long-term assets:
Regulatory asset for deferred income taxes	--	167,058	--	--	167,058
PURPA regulatory asset	--	243,584	--	--	243,584
Unrealized gain on derivative instruments	--	9,870	--	--	9,870
Other	--	269,876	--	--	269,876

Total long-term assets	--	690,388	--	--	690,388

TOTAL ASSETS	$190,349	$5,338,748	$319,249	$(190,855)	$5,657,491

EXHIBIT A (continued)

Puget Energy, Inc.
Consolidating Balance Sheet
As of December 31, 2002
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
CAPITALIZATION AND LIABILITIES:
Capitalization:
Common equity	$189,634	$1,426,121	$108,521	$(200,489)	$1,523,787
Preferred stock	--	103,162	--	--	103,162
Corporation obligated, mandatorily redeemable
preferred securities of subsidiary trust holding
solely junior subordinated debentures of the
corporation	--	300,000	--	--	300,000
Long-term debt	--	2,021,832	127,901	--	2,149,733

Total capitalization	189,634	3,851,115	236,422	(200,489)	4,076,682

Minority interest				10,629	10,629
Current liabilities:
Accounts payable	995	193,602	13,729	(2,707)	205,619
Short-term debt	--	30,340	16,955	--	47,295
Current maturities of long-term debt	--	72,000	1,206	--	73,206
Purchased gas liability	--	83,811	--	--	83,811
Taxes	(200)	64,433	(3,383)	1,712	62,562
Salaries and wages	--	11,441	--	--	11,441
Interest	--	37,942	--	--	37,942
Current portion of unrealized loss on derivative instruments	--	2,410	--	--	2,410
Other	--	25,456	22,305	--	47,761

Total current liabilities	795	521,435	50,812	(995)	572,047

Long-term liabilities
Deferred income taxes	(80)	715,579	15,176	--	730,675
Other deferred credits	--	250,619	16,839	--	267,458

Total long-term liabilities	(80)	966,198	32,015	--	998,133

TOTAL CAPITALIZATION AND LIABILITIES	$190,349	$5,338,748	$319,249	$(190,855)	$5,657,491

EXHIBIT B. ORGANIZATIONAL CHART

I.	Puget Energy, Inc.
1.	Puget Sound Energy, Inc.
A.	Hydro Energy Development Corporation
1)	Black Creek Hydro, Inc. (EWG)
B.	GP Acquisition Corp.
1)	Encogen Northwest, L.P.
C.	LP Acquisition Corp.
1)	Encogen Northwest, L.P.
D.	Puget Sound Energy Services, Inc.
E.	PSE Utility Solutions, Inc.
F.	Puget Western, Inc.
G.	Washington Energy Gas Marketing Company
H.	WNG Cap I, Inc.
I.	Rainier Receivables, Inc.

2.	InfrastruX Group, Inc. (91.2% interest)
A.	GI Acquisition, Inc.
B.	Utilx Corporation
1)	Utilx Ltd.
C.	Lineal Holdings, Inc.
1)	Lineal Industries, Inc.
2)	InterCon Construction, Inc.
a)	InterCon Construction Trucking, Inc.
b)	InterPower Line Services Corporation
3)	Skibeck Pipeline Company, Inc.
4)	Skibeck PLC, Inc.
5)	Trafford Corporation
D.	Texas Electric Utility Construction Management, L.L.C.
E.	Texas Electric Utility Construction, Ltd.
1)	Flowers Holding, Inc.
a)	Flowers Limited Partner, Inc.
•	Flowers Construction Co., L.P.
b)	Flowers Management Co., Inc.
•	Flowers Construction Co., L.P.
F.	Chapman Holding Co., Inc.
1)	Chapman Construction Co., L.P.
a)	Brenda Perkins & Associates, L.L.P.(40% interest)
G.	Chapman Construction Management Co., Inc.
1)	Chapman Construction Co., L.P.
H.	Gill Electric Service, Inc.